Exhibit 12.1
ENERGY TRANSFER PARTNERS, L.P. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except for ratio amounts)
(Unaudited)

	Three Months Ended March 31, 2018
	Energy Transfer Partners, L.P. (consolidated)	Sunoco Logistics Partners Operations L.P.
Fixed Charges:
Interest expense, net	$346	$40
Capitalized interest	80	54
Interest charges included in rental expense	3	2
Total fixed charges	429	96
Series A and B preferred unit distributions	24	—
Total fixed charges and preferred unit distributions	453	96

Earnings:
Income before income tax expense (benefit)	839	235
Less: equity in earnings (losses) of unconsolidated affiliates	(72)	48
Total earnings	911	187
Add:
Fixed charges	429	96
Amortization of capitalized interest	5	1
Distributed income of equity investees	106	38
Less:
Interest capitalized	(80)	(54)
Income available for fixed charges	$1,371	$268

Ratio of earnings to fixed charges	3.20	2.79

Ratio of earnings to fixed charges and preferred unit distributions	3.03	2.79